201 N. Harrison St.
Davenport, IA 52801-1939	Timothy R. Millage
www.lee.net	Assistant Secretary, Assistant Treasurer
and Controller
Office: 563-383-2135
Cell: 563-468-3975
tim.millage@lee.net

August 19, 2014

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Mr. Justin Dobbie, Legal Branch Chief

Re:	Lee Enterprises, Incorporated
Registration Statement on Form S-3, filed July 15, 2014,
as amended by Amendment No. 1, filed August 12, 2014
File No. 333-197450

Dear Mr. Dobbie:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby request acceleration by the Securities and Exchange Commission (the “Commission”) of the effective date of the Registration Statement on Form S-3 (Registration No. 333-197450), as amended by Amendment No. 1 on Form S-3/A filed August 12, 2014 (the “Registration Statement”) of Lee Enterprises, Incorporated (the “Company”). The Company respectfully requests that the Registration Statement become effective on August 21, 2014 at 3:00 p.m. Washington, D.C. local time.

The Company acknowledges to the Commission the Company’s responsibilities under the Act as such responsibilities relate to the proposed public offering of the securities specified in the Registration Statement.  The Company also acknowledges the following:

•
should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Mr. Justin Dobbie
August 19, 2014

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Once the Registration Statement has been declared effective, please confirm effectiveness with the Company’s counsel, Lane & Waterman LLP, by calling Ed Carroll at (563) 324-3246 or via email at ecarroll@l-wlaw.com.

Thank you for your assistance with this matter.

Very truly yours,

LEE ENTERPRISES, INCORPORATED

By:
Timothy R. Millage
Assistant Secretary, Assistant Treasurer
and Controller